THE BANK OF NEW YORK MELLON

101 Barclay Street

New York, New York 10286

___________, 2010

Skype S.A.

Luxembourg

Re:

Deposit Agreement dated as of _________, 2010 (the "Deposit Agreement")  among Skype S.A., The Bank of New York Mellon, as Depositary, and the Owners and Holders of from time to time of American Depositary Shares issued thereunder

Dear Sirs:

We refer to the Deposit Agreement.  Capitalized terms defined in the Deposit Agreement and not otherwise defined herein are used herein as defined in the Deposit Agreement.

We hereby confirm that, except as otherwise specifically authorized in the Deposit Agreement, we shall not deliver Shares prior to the receipt and cancellation by us of American Depositary Shares.

We hereby confirm that, without the prior consent of the Company, (i) we will not, on the record date for any dividend or other distribution with respect to Shares,

(a)

deliver American Depositary Shares prior to the receipt by us, the Custodian or our nominees of corresponding Shares (a "Pre-Release") or

(b)

permit any Pre-Release to remain outstanding at any time on such date except pursuant to agreements containing covenants, representations or warranties substantively to the effect of Sections 3(a), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto (or, in lieu of Section 14, covenants that authorize those provisions of the ADR Pre-Release Agreement which are substantively to the effect of Section 4 to inure to the benefit of the Company to the extent of any damages suffered by the Company as a result of a breach thereof by the counterparty to ADR Pre-Release Agreement) and (ii) we will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

Very truly yours,

The Bank of New York Mellon,

  As Depositary

By:

Name:

Title:

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